UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

Merrimack Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

590328209

(CUSIP Number)

Eric D. Andersen

Western Standard, LLC

5900 Wilshire Boulevard, Suite 650

Los Angeles, CA 90036

(310) 929-4301

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Western Standard, LLC 26-2921385
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 842,913
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 842,913
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 842,913
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

1	NAMES OF REPORTING PERSONS Eric D. Andersen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 842,913
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 842,913
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 842,913
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned on September 19, 2019 (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated to read as follows:

The Reporting Persons purchased the Shares based on their belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The acquisitions of the Shares by the Reporting Persons were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Agreement in Principle

On September 13, 2019, after engaging in certain preliminary discussions with representatives of the Issuer, Mr. Andersen and Noah G. Levy, the managing member of Newtyn Management, LLC (“Newtyn Management”) and Ledo Capital, LLC (“Ledo”) and the portfolio manager of Newtyn Partners, LP and Newtyn TE Partners, LP (the “Newtyn Funds” and collectively with Mr. Levy, Newtyn Management, Newtyn Capital Partners, LP and Ledo, the “Newtyn Parties”), reached an agreement in principle with the Board in which (i) the Western Standard Parties and the Newtyn Parties agreed to vote their respective shares of Common Stock in support of the Issuer’s slate of nominees and proposals at the Annual Meeting of Stockholders of the Issuer (the “Annual Meeting”) and at each annual or special meeting of the Issuer’s stockholders, subject to certain conditions and exceptions; (ii) Mr. Andersen and Mr. Levy (each, a “New Director”) agreed to join the Issuer’s Board of Directors (the “Board”) as independent directors and join the Issuer’s slate of director nominees for election to the Board at the Annual Meeting; and (iii) the Issuer agreed to increase the size of the Board and appoint the New Directors to the Board, and to set the size of the Board at five (5) members effective as of the Annual Meeting and add the New Directors to its slate of nominees for election to the Board for a one-year term until the 2020 Annual Meeting of Stockholders.

Cooperation Agreement

On September 18, 2019, the Western Standard Parties and the Newton Parties (each such affiliated group, a “Shareholder Party”) entered into a cooperation agreement with the Issuer (the “Cooperation Agreement”), a copy of which was previously filed as an attachment to the Schedule 13D and is incorporated in its entirety into this Item 4. In the Cooperation Agreement, the parties set out the binding terms and provisions of the agreement in principle described above and agreed to certain other terms and provisions, including:

Replacement Director. Each Shareholder Party has the right to replace its designated New Director with another qualified independent director, subject to conditions described in the Cooperation Agreement, including that such replacement director be approved by the Board’s nominating committee, and the designating Shareholder Party owns at least 2.5% of the Issuer’s then outstanding voting securities.

New Committee. The Board agreed to form a new committee (the “Strategy and Expense Committee”), which will consist of three (3) members, including the New Directors, to consider, among other matters, the Issuer’s current strategy and expenses and evaluate any requests for consideration or feedback, including from shareholders of the Issuer, with a focus on cost containment, continued NOL safeguarding and milestone payment, and shareholder distribution maximization.

Non-Disparagement. Each party agreed not to, directly or indirectly, in any capacity or manner communicate in a way that could reasonably be construed to be derogatory or critical of, or negative toward, the other parties or that maligns, harms, disparages, defames or damages the reputation or good name of the other parties.

Standstill. Each Shareholder Party agreed to comply, and cause its representatives to comply, with certain standstill obligations described in the Cooperation Agreement during its term, including, among others, (a) not to purchase Common Stock or any other securities of the Issuer and as a result become the holder of more than 20.0% of the Issuer’s then outstanding voting securities, and (b) not to sell Common Stock to a person that the Shareholder Party (i) knows has filed (or threatened to file) a proxy statement in opposition to the Issuer’s recommendations, nominees or proposals within a certain period of time prior the sale or (ii) has reasonable cause to believe intends to engage in a proxy campaign in opposition to the Issuer’s recommendations, nominees or proposals. The standstill obligations of the Shareholder Parties are subject to certain conditions and exceptions described in the Cooperation Agreement. Each Shareholder Party has agreed to the standstill restrictions from the date of the Cooperation Agreement until the termination of the Cooperation Agreement.

Termination. The Cooperation Agreement will be terminated as to a Shareholder Party upon the earliest to occur of (a) the Shareholder Party owns less than 2.5% of the Issuer’s then outstanding voting securities, (b) the New Director designated by the Shareholder Party is not re-nominated for election to the Board or is not re-elected at an annual meeting, and (c) the consummation of an Extraordinary Transaction (as defined in the Cooperation Agreement).

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement. The Cooperation Agreement has been included to provide investors with information regarding their terms. It is not intended to provide any other factual information about the Reporting Persons, the Newtyn Parties, the Issuer or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Cooperation Agreement were made only for purposes thereof and as of specific dates, were solely for the benefit of the parties thereto, may be subject to limitations agreed upon by the parties, and may be subject to standards of materiality applicable to the parties that differ from those applicable to other investors in the Issuer. Investors in the Issuer are not third-party beneficiaries under the Cooperation Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Cooperation Agreement, which subsequent information may or may not be fully reflected in the Issuer’s public disclosures.

Other Plans or Proposals of the Reporting Persons

Subject to the terms and provisions of the Cooperation Agreement, the Reporting Persons may communicate with the Board, members of management and/or other stockholders from time to time with respect to operational, strategic, financial, governance, or other matters and otherwise work with management and the Board with a view to maximizing stockholder value. The Cooperation Agreement does not grant the Reporting Persons any additional or unique rights to communicate with the Board or the Issuer.

Prior to entering into the Cooperation Agreement, the Reporting Persons engaged in discussions with the Board and members of management regarding the possibility and potential benefits to the stockholders of the Issuer of various corporate actions and strategic opportunities. Mr. Andersen as a New Director and member of the new Strategy and Expense Committee may further consider and evaluate the benefits of such actions and opportunities to the Issuer and its stockholders.

Subject to the terms and provisions of the Cooperation Agreement, the Reporting Persons may seek to acquire additional securities of the Issuer (which may include securities rights and securities exercisable or convertible into securities of Issuer), to dispose of all or a portion of the securities of the Issuer owned by them, or otherwise to engage in hedging or similar transactions with respect to securities of Issuer. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Except as otherwise set forth in the Schedule 13D, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence the Board or management of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

To the extent required by Item 4 of Schedule 13D, the information set forth in Item 6 of the Schedule 13D is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

“Group” Status

As a result of their agreement with the Newtyn Parties to vote their respective shares of Common Stock to support the Issuer’s slate of director nominees and proposals in connection with the Annual Meeting as described in Item 4 and by entering into the Cooperation Agreement, the Reporting Persons have formed a “group” for purposes of Section 13(d)(1) of the Exchange Act and the rules promulgated thereunder because of their agreement to vote jointly. The members of this group are Mr. Andersen, Western Standard, the Funds, Mr. Levy, Newtyn Management, the Newtyn Funds, Newtyn Capital Partners, LP (“NCP”), and Ledo (collectively, the “13D Group”).

Each of Mr. Levy, Newtyn Management, NCP, Ledo and Newtyn Partners, LP (collectively, the “Newtyn Reporting Persons”) as of the date of the Schedule 13D also beneficially owns more than 5% of the Issuer’s Common Stock through their indirect voting and dispositive power over the shares of Common Stock held by the Funds. The Newtyn Reporting Persons have filed a Schedule 13D on the same date as the Schedule 13D (as may be amended from time to time, the “Newtyn Schedule 13D”), a copy of which was previously filed as an attachment to the Schedule 13D, to report their ownership of, and transactions in, the Common Stock and the interactions and agreements of the Newtyn Reporting Persons with the Board, members of management and the Reporting Persons substantially as described in this Schedule 13D.

As the 13D Group is deemed to have acquired beneficial ownership of the aggregate amount of the Issuer’s Common Stock that the 13D Group members beneficially owns, the 13D Group is deemed to beneficially own 2,016,079 shares of Common Stock. However, none of the Western Standard Parties have the ability to direct the acquisition or disposition or, except through the Cooperation Agreement, voting of the securities held by the Newtyn Parties, and none of the Newtyn Parties have the ability to direct the acquisition or disposition or, except through the Cooperation Agreement, voting of the securities held by the Western Standard Parties.

(a) & (b) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference. The Reporting Persons are the beneficial owners of 842,913 shares of Common Stock. Such number of shares of Common Stock represent 6.3% of the shares of Common Stock outstanding based on 13,349,821 shares of Common Stock outstanding as of July 10, 2019, which number the Issuer reported in its Form 10-Q for the quarterly period ended June 30, 2019 filed with the U.S. Securities and Exchange Commission on July 17, 2019.

To the extent required as a result of the Reporting Persons’ status as members of the 13D Group, the information relating to the beneficial ownership of Common Stock by each of the Newtyn Reporting Persons set forth in Rows 7 through 13 of the cover pages of the Newtyn Schedule 13D is incorporated by reference into this Item 5(a) and (b). Such information, combined with the holdings of the Reporting Persons, would result in the 13D Group having voting power equivalent to a combined beneficial ownership of 15.1% of the Issuer’s Common Stock outstanding for voting purposes.

(c) Information with respect to all transactions in the securities which were effected during the past sixty days by each of the Reporting Persons is set forth on Schedule A annexed hereto and incorporated herein by reference.

To the extent required as a result of the Reporting Persons’ status as members of the 13D Group, the information relating to the transactions in the securities which were effected during the past sixty days by each of the Newtyn Reporting Persons set forth on Schedule A of the Newtyn Schedule 13D is incorporated by reference into this Section 5(c).

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2019.

Western Standard, LLC

By:	/s/ Eric D. Andersen
Eric D. Andersen, Managing Member

/s/ Eric D. Andersen
Eric D. Andersen

SCHEDULE A

Transactions by the Reporting Persons in the securities of the Issuer during the preceding 60 days:

Fund	Trade Date	Number of Shares Bought (Sold)	Price Per Share (excluding Commission)
Western Standard Partners, LP	7/16/2019	23,625	$5.58
Western Standard Partners QP, LP	7/16/2019	6,225	$5.58
Western Standard Partners, LP	7/17/2019	6,965	$5.45
Western Standard Partners QP, LP	7/17/2019	1,835	$5.45
Western Standard Partners, LP	7/18/2019	2,216	$5.39
Western Standard Partners QP, LP	7/18/2019	584	$5.39
Western Standard Partners, LP	7/19/2019	950	$5.40
Western Standard Partners QP, LP	7/19/2019	250	$5.40
Western Standard Partners, LP	7/22/2019	5,457	$5.31
Western Standard Partners QP, LP	7/22/2019	1,438	$5.31
Western Standard Partners, LP	7/23/2019	1,700	$5.35
Western Standard Partners QP, LP	7/23/2019	448	$5.35
Western Standard Partners, LP	7/24/2019	1,266	$5.36
Western Standard Partners QP, LP	7/24/2019	334	$5.36
Western Standard Partners, LP	8/1/2019	23,074	$6.29
Western Standard Partners QP, LP	8/1/2019	8,490	$6.29
Western Standard Partners, LP	8/2/2019	14,064	$6.25
Western Standard Partners QP, LP	8/2/2019	3,764	$6.25
Western Standard Partners, LP	8/5/2019	7,889	$6.24
Western Standard Partners QP, LP	8/5/2019	2,111	$6.24
Western Standard Partners, LP	8/6/2019	1,815	$6.22
Western Standard Partners QP, LP	8/6/2019	486	$6.22
Western Standard Partners, LP	8/30/2019	1,010	$6.25
Western Standard Partners, LP	9/3/2019	6,321	$6.25
Western Standard Partners, LP	9/11/2019	47,931	$5.98
Western Standard Partners QP, LP	9/11/2019	13,069	$5.98